UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company)

ODYSSEY RE HOLDINGS CORP.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

67612W108
(CUSIP Number of Class of Securities)

Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
(203) 977-8024
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter J. Gordon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave
New York, NY 10017-3754
(212) 455-2605
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on September 30, 2009, by Odyssey Re Holdings Corp., a Delaware corporation (the “Company”) (as amended or supplement from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Fairfax Investments USA Corp. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax” and together with its subsidiaries, the “Fairfax Group”), a company incorporated under the laws of Canada, to purchase all of the Company’s outstanding Common Stock, other than those shares of Common Stock held by the Fairfax Group, at a price of $65.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”)
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.
ITEM 9. EXHIBITS.
SIGNATURE
EX-99.A.5.A

ITEM 8. ADDITIONAL INFORMATION.
Item 8 of the Schedule 14D-9 is herby amended and supplemented by adding the following:
Litigation.
     On October 7, 2009, the directors of the Company, the Company (as a nominal defendant), Fairfax and Merger Sub (collectively, the “Defendants”) were served with a purported stockholder derivative and class action complaint, dated October 7, 2009, filed in the Superior Court of Connecticut, Judicial District of Stamford/Norwalk. The action, captioned CapGrowth Partners v. V. Prem Watsa, et al., Docket No. CV09-6002152-S (the “CapGrowth Complaint”), purports to assert claims against the members of the Company’s board of directors for alleged breaches of their fiduciary duties to the Company’s stockholders in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and a claim against Fairfax and Merger Sub for allegedly aiding and abetting such alleged breaches of fiduciary duties. The CapGrowth Complaint seeks, among other relief, a declaratory judgment and monetary and/or recissory damages. The plaintiff is also seeking, by separate application, a temporary restraining order, expediated discovery and a temporary injunction as to the Offer and Merger. The Defendants believe that the claims made in the CapGrowth Complaint are without merit and intend to vigorously defend against this action.
     The foregoing summary of the CapGrowth Complaint is qualified in its entirety by reference to the CapGrowth Complaint, which is filed as Exhibit (a)(5(A) and incorporated in this Amendment No. 1 by reference.
ITEM 9. EXHIBITS.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
(a)(5)(A)	Complaint filed in the Superior Court of Connecticut, Judicial District of Stamford/Norwalk captioned CapGrowth Partners v. V. Prem Watsa et al.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ODYSSEY RE HOLDINGS CORP.
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: October 8, 2009